MILLAR WESTERN FOREST PRODUCTS LTD.


                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                   (unaudited)



--------------------------------------------------------------------------------

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS

                                AS AT DECEMBER 31




                                                                                              2004             2003
                                                                                           (unaudited)   (audited-note 2)
                                                                                         -------------   ----------------

                                                                                            (in thousands of Canadian
                                                                                                    dollars)

                                 ASSETS
Current assets
     Cash...........................................................................     $        95,959   $      72,301
     Accounts receivable............................................................              25,805          34,605
     Inventories (note 3)...........................................................              46,144          47,595
     Prepaid expenses...............................................................              10,854           8,271
     Future income taxes............................................................                 806           3,526
                                                                                       -----------------  --------------
                                                                                                 179,568         166,298
Property, plant and equipment.......................................................             157,626         152,446
Other assets........................................................................              25,563          26,953
                                                                                       -----------------  --------------
                                                                                         $       362,757   $     345,697
                                                                                       =================  ==============


                         LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities
     Accounts payable and accrued liabilities.......................................     $        45,023   $      47,593

Long-term debt (note 4).............................................................             228,760         244,511
Other obligations...................................................................               5,642           5,394
Future income taxes.................................................................              16,973          10,093
                                                                                       -----------------  --------------
                                                                                                 296,398         307,591

Shareholder's equity
     Share capital..................................................................                   -               -
     Retained earnings..............................................................              66,359          38,106
                                                                                       -----------------  --------------
                                                                                         $       362,757   $     345,697
                                                                                       =================  ==============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                             STATEMENTS OF EARNINGS

                 FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31

                                   (unaudited)


                                                                 Three months Ended                  Year Ended

                                                                2004           2003              2004           2003
                                                             -----------    ------------    --------------   -------------

                                                                          (in thousands of Canadian dollars)

Revenue (note 1)....................................         $   78,225      $   77,868         $  345,968    $   317,297
Costs of products sold..............................             54,575          47,214            212,451        197,072
Freight and other distribution costs................             12,180          11,116             47,856         46,934
Countervailing and anti-dumping duties (note 7).....              2,397           3,461             13,657         11,811
Depreciation and amortization.......................              3,830           4,080             15,119         16,601
General and administration..........................              3,072           3,439             11,514         12,978
Employees' profit sharing...........................               (344)            131              2,504            325
                                                             -----------    ------------       -----------   ------------
Operating earnings..................................              2,515           8,427             42,867         31,576
Financing expenses (note 5).........................             (5,603)         (7,240)           (20,378)       (28,672)
Refinancing charges (note 6)........................                  -         (14,965)                 -        (14,965)
Unrealized exchange gain on long-term debt..........             10,944          10,792             15,751         47,768
Other income........................................                  -           1,492                 45          1,490
                                                             -----------    ------------       -----------   ------------
Earnings (loss) before income taxes.................              7,856          (1,494)            38,285         37,197
Income tax expense (recovery).......................                 62          (2,331)            10,032          1,635
                                                             -----------    ------------       -----------   ------------
Net earnings........................................          $   7,794         $   837         $   28,253     $   35,562
                                                             ===========    ============       ===========   ============



                                             STATEMENTS OF RETAINED EARNINGS
                                             FOR THE YEAR ENDED DECEMBER 31

                                                       (unaudited)

                                                                                                 2004           2003
                                                                                            -------------   --------------

                                                                                          (in thousands of Canadian dollars)

Retained earnings - beginning of period.............................................          $    37,566     $    2,004
Adoption of new accounting standard (note 2)........................................                  540            540
                                                                                            -------------   -------------
Retained earnings-beginning of period as restated...................................          $    38,106     $    2,544
Net earnings........................................................................               28,253         35,562
                                                                                            -------------   -------------
Retained earnings - end of period...................................................          $    66,359     $   38,106
                                                                                            =============   =============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                 FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31

                                   (unaudited)

                                                                           Three Months Ended          Year Ended
                                                                            2004       2003         2004        2003
                                                                         ---------  -----------  ---------  -----------

                                                                               (in thousands of Canadian dollars)

Cash provided from (used in)
Operating activities
   Net earnings........................................................   $   7,793   $    837   $   28,253   $  35,562
   Items not affecting cash:
     Future income tax (recovery)......................................         (10)    (2,470)       9,600       1,046
     Reforestation expense.............................................         896        624        6,069       3,736
     Depreciation and amortization.....................................       3,830      4,080       15,119      16,601
     Amortization of deferred financing charges........................         149      4,344          660       5,034
     Unrealized exchange gain on long-term debt........................     (10,944)   (10,792)     (15,751)    (47,768)
     Other.............................................................        (364)    (1,038)          64      (1,404)
                                                                         ----------  ---------  -----------  ----------
                                                                              1,350     (4,415)      44,014      12,807
   Reforestation expenditures..........................................       1,215      1,171       (5,051)     (4,909)
   Payment of other long-term obligations..............................           -          -       (1,044)          -
   Increase in other obligations.......................................           -          -          500           -
                                                                         ----------  ---------  -----------  ----------
                                                                              2,565     (3,244)      38,419       7,898
                                                                         ----------  ---------  -----------  ----------
   Changes in non-cash components of working capital
     Accounts receivable...............................................       9,585      1,777        8,800        (674)
     Inventories.......................................................       1,935      2,288        1,451       7,077
     Prepaid expenses..................................................      (1,047)      (974)      (2,112)      3,046
     Accounts payable and accrued liabilities..........................      (3,387)    (4,416)      (3,308)      1,623
     Deferred revenue..................................................           -          -            -      (6,518)
                                                                         ----------  ---------  -----------  ----------
                                                                              7,086     (1,325)       4,831       4,554
                                                                         ----------  ---------  -----------  ----------
                                                                              9,651     (4,569)      43,250      12,452
                                                                         ----------  ---------  -----------  ----------

Investing activities
     Additions to property, plant and equipment........................   $  (9,616)    (2,880)  $  (19,354)     (8,795)
     Proceeds on disposal of property, plant and
       equipment.......................................................           -         44           73         368
     Increase in other assets..........................................         (92)    (6,421)        (311)     (6,416)
                                                                         ----------  ---------  -----------  ----------
                                                                             (9,708)    (9,257)     (19,592)    (14,843)
                                                                         ----------  ---------  -----------  ----------
Financing activities
   Increase in long-term debt..........................................           -    249,888            -     249,888
   Repayments of long-term debt........................................           -   (210,201)           -    (210,201)
   Repayment of other obligations......................................           -          -            -           -
                                                                         ----------  ---------  -----------  ----------
                                                                                  -     39,687            -      39,687
                                                                         ----------  ---------  -----------  ----------
   Increase (decrease) in cash.........................................         (57)    25,861       23,658      37,296
   Cash - beginning of period..........................................      96,016     46,440       72,301      35,005
                                                                         ----------  ---------  -----------  ----------
   Cash - end of period................................................   $  95,959   $ 72,301   $   95,959   $  72,301
                                                                         ==========  =========  ===========  ==========
Supplemental cash flow information
   Interest paid.......................................................   $   8,989   $ 11,029   $   18,931   $  22,200
                                                                         ==========  =========  ===========  ==========
   Income taxes paid...................................................   $     162   $    148   $      686   $     588
                                                                         ==========  =========  ===========  ==========


                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                 FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31

                                   (unaudited)

                                                                         Three Months Ended           Year Ended
                                                                          2004         2003         2004         2003
                                                                       ------------  ---------  -----------  -------------

                                                                              (in thousands of Canadian dollars)

Product segment

Lumber
   Revenue.............................................................   $  36,301  $  35,312   $  162,081   $ 125,721
   Cost of products sold...............................................      29,005     25,250      108,551      91,247
   Freight and other distribution costs................................       2,760      3,558       12,181      12,384
   Countervailing and anti-dumping duties..............................       2,397      3,461       13,657      11,811
   Depreciation and amortization.......................................       1,833      1,264        7,695       5,379
                                                                       ------------  ---------  -----------  ----------
   Operating earnings..................................................   $     306  $   1,779   $   19,997   $   4,900
                                                                       ============  =========  ===========  ==========

Pulp
   Revenue.............................................................   $  40,429  $  41,030   $  177,475   $ 185,404
   Cost of products sold...............................................      25,570     21,964      103,900     105,825
   Freight and other distribution costs................................       9,420      7,558       35,675      34,550
   Depreciation and amortization.......................................       1,693      2,701        6,706      10,787
                                                                       ------------  ---------  -----------  ----------
   Operating earnings..................................................   $   3,746  $   8,807   $   31,194   $  34,242
                                                                       ============  =========  ===========  ==========
Corporate and other
   Revenue.............................................................   $   1,495  $   1,526   $    6,412   $   6,172
   General and administration..........................................       3,072      3,439       11,514      12,978
   Depreciation and amortization.......................................         304        115          718         435
   Employees' profit sharing...........................................        (344)       131        2,504         325
                                                                       ------------  ---------  -----------  ----------
   Operating loss......................................................   $  (1,537) $  (2,159)  $   (8,324)  $  (7,566)
                                                                       ============  =========  ===========  ==========
Total
   Revenue.............................................................   $  78,225  $  77,868   $  345,968   $ 317,297
   Cost of products sold and administration............................      57,647     50,653      223,965     210,050
   Freight and other distribution costs................................      12,180     11,116       47,856      46,934
   Countervailing and anti-dumping duties..............................       2,397      3,461       13,657      11,811
   Depreciation and amortization.......................................       3,830      4,080       15,119      16,601
   Employees' profit sharing...........................................        (344)       131        2,504         325
                                                                       ------------  ---------  -----------  ----------
   Operating earnings..................................................   $   2,515  $   8,427   $   42,867   $  31,576
                                                                       ============  =========  ===========  ==========

Shipments by business segment

Lumber (millions of board feet)........................................        88.9       94.3        354.0       342.2
                                                                       ============  =========  ===========  ==========
Pulp (thousands of tonnes).............................................        75.7       67.5        299.1       291.6
                                                                       ============  =========  ===========  ==========

                                                                                                   2004         2003
                                                                                                -----------   ---------
Identifiable assets
   Lumber.........................................................................               $  117,733   $ 112,791
   Pulp...........................................................................                  127,241     130,970
   Corporate and other............................................................                  117,783     101,936
                                                                                               ------------  ----------
                                                                                                 $  362,757   $ 345,697
                                                                                               ============  ==========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                   (unaudited)


1. BASIS OF PRESENTATION

    The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2003, except as described in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2003 audited financial statements and the notes thereto included in the Company's Registration Statement on Form F-4. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

    Prior to January 1, 2004 the Company, along with other companies in the forest products industry, presented freight and other distribution costs and countervailing and anti-dumping duties as selling expenses that were deducted from gross revenue in the statement of earnings. Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) introduced new standards for the application of generally accepted accounting principles (GAAP) which provide guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. As a result of applying the new standards, the Company has presented freight and other distribution costs and countervailing and anti-dumping duties as operating costs in the statement of earnings and reclassified the prior period presentation accordingly.

2. ADOPTION OF NEW ACCOUNTING STANDARD

    Effective January 1, 2004, the Company adopted a new standard issued by the CICA with respect to accounting for asset retirement obligations which requires that such obligations be measured at fair value. The result of adopting the new standard was a change in the Company's accounting for reforestation obligations. The Company has retroactively adjusted the carrying value of its reforestation obligations, previously reported on a non-discounted basis, which resulted in a net decrease in the liability and an increase in retained earnings of $0.5 million at January 1, 2003. The cumulative effect of adopting this standard was not material to the Company's 2003 results of operation.

3.  INVENTORIES
                                                         2004          2003
                                                   -------------   -----------

    Logs...........................................  $    9,998      $ 15,015
    Pulp...........................................      15,962        14,284
    Lumber.........................................      10,650         9,405
    Operating and maintenance supplies.............       9,534         8,891
                                                   -------------   -----------
                                                     $   46,144      $ 47,595
                                                   =============   ===========

4. LONG-TERM DEBT
                                                        2004           2003
                                                   -------------   -----------

    Unsecured Senior Notes - U.S.
    $190,000....................................... $   228,760       244,511
                                                   =============   ===========

    In the fourth quarter of 2003, the Company repaid $210 million (U.S. $160 million) of Unsecured Senior Notes bearing interest at a rate of 9 7/8%. The Company also paid a call premium of $10.8 million (U.S. $8.2 million) that is included in refinancing charges (see note 6).

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                   (unaudited)

4. LONG-TERM DEBT - continued

   On November 25, 2003, the Company issued $250 million (U.S. $190 million) of Unsecured Senior Notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.




5. FINANCING EXPENSES

                                                                    Three Months Ended             Year Ended
                                                                   2004          2003         2004            2003
                                                              -----------  -------------  ------------  ------------

   Interest expense
      Long-term debt......................................    $   4,052       $   4,859    $ 18,797      $   20,617
      Other...............................................          186              80         454             360
   Amortization of deferred financing costs...............          149             207         660             897
   Foreign exchange losses on U.S. dollar cash
      and working capital.................................        1,216           2,094         467           6,798
                                                              -----------  -------------  ------------  ------------
                                                              $   5,603       $   7,240    $ 20,378      $   28,672
                                                              ===========  =============  ============  ============

6. REFINANCING CHARGES

   During the fourth quarter of 2003, the Company incurred the following refinancing charges relating to the redemption of U.S. $160 million of Unsecured Senior Notes:


   Premium on redemption of long-term debt.............     $  10,828
   Amortization of deferred financing costs............     $   4,137
                                                          -----------
                                                            $  14,965
                                                          ============

7. COUNTERVAILING AND ANTI-DUMPING DUTIES

   In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and anti-dumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an anti-dumping duty ("ADD") rate of 8.43%, both to be posted by cash deposits effective from May 22, 2002.

   Since that date, the Canadian government and affected industry participants have initiated a series of challenges to these findings under the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization (the "WTO").

   On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. This determination should have resulted in revocation of the CVD and ADD order by the USDOC and return of the duty deposits. Instead, on November 24, 2004 the U.S. government launched an extraordinary challenge to review the legality of the decision of the NAFTA panel. A decision on that review is expected in 2005.

   The CVD deposit rate was reduced to 17.18% effective December 20, 2004 as a result of the final determination in the first administrative review. Also effective December 20, 2004, the ADD deposit rate was reduced to 4.03%.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                   (unaudited)


7. COUNTERVAILING AND ANTI-DUMPING DUTIES - continued

   The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income in the period received. As at December 31, 2004, the total amount on deposit from May 22, 2002 related to CVD and ADD was U.S. $15.2 million and U.S. $6.8 million respectively.

   The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the results of these appeals. Notwithstanding the cash deposit rates established in the investigations, the final liability for the assessment of CVD and ADD duties will not be determined until each annual administrative review process is complete.

8. COMPARATIVE FIGURES

    Certain comparative figures have been reclassified to conform with the current year's presentation.